UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

KRONOS BIO, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

50107A104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50107A104	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
Norbert Bischofberger, Ph.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
509,666 (1)

	6	SHARED VOTING POWER
5,425,494 Shares (2)

	7	SOLE DISPOSITIVE POWER
509,666 (1)

	8	SHARED DISPOSITIVE POWER
5,425,494 Shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,935,160 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.5% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)          Includes 297,186 shares of common stock issuable within 60 days of December 31, 2021 upon the exercise of stock options held by the Reporting Person.

CUSIP No. 50107A104	13G	Page 3 of 13 Pages

(2)          Includes (a) 4,370,494 shares of common stock beneficially owned by the Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994, of which Dr. Bischofberger is a trustee, (b) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee, (c) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee, (d) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee and (e) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee.

(3)          This percentage is calculated based on 56,347,286 shares of common stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021.

CUSIP No. 50107A104	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,370,494 Shares

	6	SHARED VOTING POWER
0 Shares

	7	SOLE DISPOSITIVE POWER
4,370,494 Shares

	8	SHARED DISPOSITIVE POWER
0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,370,494 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.76% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          This percentage is calculated based on 56,347,286 shares of common stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021.

CUSIP No. 50107A104	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
263,750 Shares

	6	SHARED VOTING POWER
0 Shares

	7	SOLE DISPOSITIVE POWER
263,750 Shares

	8	SHARED DISPOSITIVE POWER
0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,750 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          This percentage is calculated based on 56,347,286 shares of common stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021.

CUSIP No. 50107A104	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
263,750 Shares

	6	SHARED VOTING POWER
0 Shares

	7	SOLE DISPOSITIVE POWER
263,750 Shares

	8	SHARED DISPOSITIVE POWER
0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,750 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          This percentage is calculated based on 56,347,286 shares of common stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021.

CUSIP No. 50107A104	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
263,750 Shares

	6	SHARED VOTING POWER
0 Shares

	7	SOLE DISPOSITIVE POWER
263,750 Shares

	8	SHARED DISPOSITIVE POWER
0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,750 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          This percentage is calculated based on 56,347,286 shares of common stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021.

CUSIP No. 50107A104	13G	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
263,750 Shares

	6	SHARED VOTING POWER
0 Shares

	7	SOLE DISPOSITIVE POWER
263,750 Shares

	8	SHARED DISPOSITIVE POWER
0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,750 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          This percentage is calculated based on 56,347,286 shares of common stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021.

CUSIP No. 50107A104	13G	Page 9 of 13 Pages

Item 1(a).	Name of Issuer:
Kronos Bio, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

Item 2(a).	Names of Persons Filing:

Norbert Bischofberger, Ph.D.
Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The address of Norbert Bischofberger, Ph.D. is:
c/o Kronos Bio, Inc.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

The address of Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994:
c/o Kronos Bio, Inc.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

The address of Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020 is:
c/o Kronos Bio, Inc.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

The address of Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020 is:
c/o Kronos Bio, Inc.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

The address of Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020 is:
c/o Kronos Bio, Inc.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

The address of Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger GST Non-Exempt Trust dated April 29, 2020 is:
c/o Kronos Bio, Inc.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

CUSIP No. 50107A104	13G	Page 10 of 13 Pages

Item 2(c).	Citizenship:

Norbert Bischofberger, Ph.D.:  USA
Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994:  California
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020:  California
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020:  California
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020:  California
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020:  California

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP No.:
50107A104

Item 3.	Not Applicable.

Item 4.	Ownership

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover page to this Schedule 13G.  Ownership is stated as of December 31, 2021.  This percentage is calculated based on 56,347,286 shares of common stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021.

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
Norbert Bischofberger, Ph.D.	509,666	509,666	5,425,494	509,666	5,425,494	5,935,160	10.5%

Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994	4,370,494	4,370,494	0	4,370,494	0	4,370,494	7.76%

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020	263,750	263,750	0	263,750	0	263,750	0.4%

CUSIP No. 50107A104	13G	Page 11 of 13 Pages

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020	263,750	263,750	0	263,750	0	263,750	0.4%

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020	263,750	263,750	0	263,750	0	263,750	0.4%

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020	263,750	263,750	0	263,750	0	263,750	0.4%

(1) This percentage is calculated based on 56,347,286 shares of common stock outstanding as of November 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 50107A104	13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2022

/s/ Norbert Bischofberger, Ph.D.
Norbert Bischofberger, Ph.D.

Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee